UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
Amendment No. 1

TransCommunity Financial Corporation

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

893548107

(CUSIP Number)

Paul R. Burke

Northaven Management, Inc.

375 Park Avenue

Suite 2709

New York, New York  10152

(212) 798-0304

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 19, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 893548107		13D

1.	NAME OF REPORTING PERSON. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY). Northaven Partners, L.P. IRS Identification No.:

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a)	☐
	(b)	☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER

	8.	SHARED VOTING POWER 262,879

	9.	SOLE DISPOSITIVE POWER

	10.	SHARED DISPOSITIVE POWER 262,879

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 262,879

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 5.7%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 893548107		13D

1.	NAME OF REPORTING PERSON. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY). Northaven Partners II, L.P. IRS Identification No.:

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a)	☐
	(b)	☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER

	8.	SHARED VOTING POWER 15,920

	9.	SOLE DISPOSITIVE POWER

	10.	SHARED DISPOSITIVE POWER 15,920

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,920

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 0.3%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 893548107		13D

1.	NAME OF REPORTING PERSON. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY). Northaven Partners III, L.P. IRS Identification No.:

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a)	☐
	(b)	☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER

	8.	SHARED VOTING POWER 150,591

	9.	SOLE DISPOSITIVE POWER

	10.	SHARED DISPOSITIVE POWER 150,591

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 150,591

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 3.3%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 893548107		13D

1.	NAME OF REPORTING PERSON. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY). Northaven Offshore, Ltd. IRS Identification No.:

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a)	☐
	(b)	☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER

	8.	SHARED VOTING POWER 27,610

	9.	SOLE DISPOSITIVE POWER

	10.	SHARED DISPOSITIVE POWER 27,610

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,610

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 0.6%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 893548107		13D

1.	NAME OF REPORTING PERSON. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY). Northaven Associates, LLC. IRS Identification No.:

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a)	☐
	(b)	☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER

	8.	SHARED VOTING POWER 457,000

	9.	SOLE DISPOSITIVE POWER

	10.	SHARED DISPOSITIVE POWER 457,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 457,000

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 9.9%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 893548107		13D

1.	NAME OF REPORTING PERSON. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY). Northaven Management, Inc. IRS Identification No.:

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a)	☐
	(b)	☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER

	8.	SHARED VOTING POWER 457,000

	9.	SOLE DISPOSITIVE POWER

	10.	SHARED DISPOSITIVE POWER 457,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 457,000

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 9.9%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 893548107		13D

1.	NAME OF REPORTING PERSON. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY). Paul R. Burke IRS Identification No.:

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a)	☐
	(b)	☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER

	8.	SHARED VOTING POWER 457,000

	9.	SOLE DISPOSITIVE POWER

	10.	SHARED DISPOSITIVE POWER 457,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 457,000

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 9.9%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 893548107		13D

1.	NAME OF REPORTING PERSON. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY). Richard Brown IRS Identification No.:

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a)	☐
	(b)	☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER

	8.	SHARED VOTING POWER 457,000

	9.	SOLE DISPOSITIVE POWER

	10.	SHARED DISPOSITIVE POWER 457,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 457,000

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 9.9%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 893548107		13D

1.	NAME OF REPORTING PERSON. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY). James L. Zech IRS Identification No.:

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a)	☐
	(b)	☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER

	8.	SHARED VOTING POWER 457,000

	9.	SOLE DISPOSITIVE POWER

	10.	SHARED DISPOSITIVE POWER 457,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 457,000

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 9.9%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

This Amendment No. 1 (this “Amendment”) to Schedule 13D is being filed on behalf of Northaven Partners, L.P., Northaven Partners II, L.P., Northaven Partners III, L.P., Northaven Offshore, Ltd., Northaven Associates, LLC, Northaven Management, Inc., Paul R. Burke, Richard Brown and James L. Zech (collectively, the “Reporting Persons”) and relates to the Common Stock, $0.01 par value, of TransCommunity Financial Corporation (the “Company”).  This Amendment amends the Schedule 13D (the “original Schedule 13D”) filed by the Reporting Persons with the Securities and Exchange Commission on October 15, 2007.

Item 4.	Purpose of Transaction

The response to Item 4 of the Original Schedule 13D is amended and restated in its entirety as follows:

The Reporting Persons acquired the shares of the Company’s common stock as an investment in the regular course of their business and intend to re-examine their investment from time to time and, depending on prevailing market conditions, other investment opportunities, liquidity requirements or other investment considerations the Reporting Persons deem material, they may from time to time acquire or dispose of the Company’s common stock in open market or privately negotiated transactions.

On September 6, 2007, the Company announced that it had entered into a definitive merger agreement pursuant to which Community Bankers Acquisition Corp. (“CBAC”) agreed to acquire the Company in a stock-for-stock transaction (the “Transaction”).

On October 12, 2007, Mr. Brown sent a letter to the Board of Directors of the Company, in which he informed the Board that the Reporting Persons intended to vote all of their shares against the Transaction.

On March 19, 2008, Mr. Brown sent a letter to the Board of Directors of the Company in which he informed the Board that the Reporting Persons had had the opportunity to (1) analyze the effects of a merger announced subsequent to October 12, 2007 between CBAC and BOE Financial Services of Virginia, Inc. (“BOE”), (2) discuss the proposed transactions in greater detail with management of the Company, CBAC and BOE, and (3) engage in dialogue with other institutional shareholders of the Company regarding their views of the risks and benefits of these transactions and that, based upon this incremental information, the Reporting Persons were rescinding their opposition to, and intend to vote their 457,000 shares in favor of, the merger.  A copy of the text of the Reporting Persons’ letter of March 19, 2008, to the Company’s Board is filed as Exhibit 99.3 hereto and is incorporated herein by reference.

As part of their ongoing evaluation of their investment in the Company, and in connection with the Transaction, the Reporting Persons may seek to meet with the Board or management of the Company or communicate publicly or privately with other shareholders, and may make recommendations, including with respect to the Company’s business plan and strategic direction.

Except as described herein, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions described in Item 4(a) through (j) of Schedule 13D under Rule 13d-1(a).

Item 5.	Interest in Securities of the Issuer
(c) None of the Reporting Persons have effected any transactions in the Issuer’s common stock within the past 60 days.

Item 7.	Material to be Filed as Exhibits
Item 7 of the Original Schedule 13D is amended by adding the following: Exhibit 99.3: Letter from the Reporting Persons to the Board of Directors of the Company dated March 19, 2008.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:       March 20, 2008

NORTHAVEN PARTNERS, L.P.			NORTHAVEN OFFSHORE, LTD.

By:	Northaven Associates, LLC,
as General Partner

			By:	s/Paul R. Burke
Name: Paul R. Burke
Title: Director
	By:	s/Paul R. Burke
Name: Paul R/ Burke
	Title: Member		NORTHAVEN ASSOCIATES, LLC

NORTHAVEN PARTNERS II, L.P.

By:	Northaven Associates, LLC,		By:	s/Paul R. Burke
	as General Partner		Name: Paul R. Burke
Title: Member

	By:	s/Paul R. Burke	NORTHAVEN MANAGEMENT, INC.
Name: Paul R. Burke
Title: Member

NORTHAVEN PARTNERS III, L.P.			By:	s/Paul R. Burke
Name: Paul R. Burke
By:	Northaven Associates, LLC,		Title: Vice President
as General Partner

s/Paul R. Burke

	By:	s/Paul R. Burke
	Name:Paul R. Burke		s/Richard Brown
Title: Member

s/James L. Zech

INDEX TO EXHIBITS

Exhibit No.	Exhibit

99.3	Letter to the Board of Directors of the Company dated March 19, 2008.